UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2025

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on June 9, 2025, titled “Alarum Technologies Updates Second Quarter 2025 Revenue and Adjusted EBITDA Outlook”.

Exhibit No.	Description

99.1	Press release issued by Alarum Technologies Ltd. on June 9, 2025, titled “Alarum Technologies Updates Second Quarter 2025 Revenue and Adjusted EBITDA Outlook.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: June 9, 2025	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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